SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*
GENERAL GROWTH PROPERTIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
370023103
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Robert A. Profusek, Esq.
Peter E. Izanec, Esq.
Jones Day
222 East 41st Street,
New York, New York 10017
212-326-3939
October 13, 2011
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	370023103	13D	Page 2

1	NAME OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,233,712

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH	10	SHARED DISPOSITIVE POWER

72,233,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

72,233,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* This calculation is based on 938,286,095 shares of common stock (“Common Shares”) of General Growth Properties, Inc. (the “Company”) outstanding as of August 3, 2011 as reported in the Company’s quarterly report on Form 10-Q the quarter ended June 30, 2011 (the “Company’s 6/30/11 10-Q”).

CUSIP No.	370023103	13D	Page 3

1	NAME OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,233,712

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH	10	SHARED DISPOSITIVE POWER

72,233,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

72,233,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
* This calculation is based on 938,286,095 Common Shares outstanding as of August 3, 2011 as reported in the Company’s 6/30/11 10-Q.

CUSIP No.	370023103	13D	Page 4

1	NAME OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,679,074

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH	10	SHARED DISPOSITIVE POWER

33,679,074

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

33,679,074

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

3.6%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* This calculation is based on 938,286,095 Common Shares outstanding as of August 3, 2011 as reported in the Company’s 6/30/11 10-Q.

CUSIP No.	370023103	13D	Page 5

1	NAME OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		72,233,712

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH	10	SHARED DISPOSITIVE POWER

72,233,712

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING

72,233,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.7%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* This calculation is based on 938,286,095 Common Shares outstanding as of August 3, 2011 as reported in the Company’s 6/30/11 10-Q.

Item 1. Security and Issuer
     This Schedule 13D relates to the common stock, par value $.01 per share (“Common Shares”), of General Growth Properties, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 110 N. Wacker Drive, Chicago, Illinois 60606.
     As of October 24, 2011, the Reporting Persons (as defined in Item 2) beneficially owned (1) an aggregate of 72,233,712 Common Shares (the “Subject Shares”), representing approximately 7.7% of the outstanding Common Shares, and (2) warrants to purchase an aggregate of 17,072,570 Common Shares exercisable upon 90 days notice (the “Warrants”). The Reporting Persons also have additional economic exposure to 7,569,727 Common Shares under a cash-settled total return swap (the “Swap”), bringing their total aggregate economic exposure (excluding the Warrants) to 79,803,439 Common Shares (approximately 8.5% of the outstanding Common Shares). If the Warrants were exercised, the Reporting Persons would have aggregate economic exposure to 96,876,009 Common Shares (approximately 10.1% of the outstanding Common Shares, giving effect to such exercise). See Item 6 for a discussion of the terms of the Warrants and the Swap.
     The Reporting Persons acquired Common Shares and entered into derivative contracts linked to Common Shares (including the Swap) prior to the Company’s commencement of reorganization proceedings in April 2009. William A. Ackman joined the Company’s Board of Directors (the “Board”) on June 5, 2009 and remained a member of the Board until March 5, 2010. In connection with the Company’s plan of reorganization, Common Shares owned by the Reporting Persons prior to the Company’s bankruptcy filing were reinstated and the Reporting Persons acquired additional Common Shares and the Warrants.
Item 2. Identity and Background
     (a), (f) This Schedule 13D is being filed by: (1) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (2) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (3) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); and (4) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated October 24, 2011, a copy of which is attached hereto as Exhibit 99.1.
     (b) The business address of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.
     (c) Pershing Square’s principal business is serving as investment advisor to certain affiliated funds. PS Management’s principal business is serving as the sole general partner of Pershing Square. Pershing Square GP’s principal business is serving as the sole general partner of Pershing Square, L.P., a Delaware limited partnership, and Pershing Square II, L.P., a Delaware limited partnership. The principal occupation of William A. Ackman is serving as the

Chief Executive Officer of Pershing Square and the managing member of each of PS Management and Pershing Square GP.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Pershing Square advises a number of client accounts, including the accounts of Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd.,1 a Cayman Islands exempted company (collectively, the “Pershing Square Funds”), which purchased the Subject Shares and the Swaps, for a total cost basis (including brokerage commissions) of $503,703,924. The source of funds for such transactions was the capital of the Pershing Square Funds. The Warrants were issued to the Reporting Persons pursuant to the terms of the Warrant Agreement and the Stock Purchase Agreement (described in Item 6) and no separate consideration was paid by the Reporting Persons for the Warrants.
Item 4. Purpose of Transaction
     As described in Item 1, the Reporting Persons initially invested in the Company in 2008. The Reporting Persons acquired and continue to hold their investment in the Company for investment purposes.
     Representatives of the Reporting Persons have conducted and may in the future conduct discussions from time to time with the Company, other stockholders and third parties relating to the Company, strategic alternatives that may be available to the Company and the Company’s business, operations, assets, capitalization, financial condition, governance, management and future plans, including in respect of one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. Other than as described in the next paragraph, the Reporting Persons do not presently intend to make any plan or proposal to the Company in respect of any such actions on their own account.
     On October 21, 2011, the Company filed a registration statement in respect of its proposed spin-off of Rouse Properties, Inc. (“Rouse”). The Reporting Persons intend to engage in discussions with the Company regarding possible changes to the terms of the Warrants, including a possible amendment whereby the Warrants would be adjusted into two separate warrants to purchase stock of each of Rouse and the Company. Changes to the Warrants would likely be conditioned on the agreement of the Company and each other Warrant holder.

[1]	Including Pershing Square International, Ltd.’s wholly owned subsidiary PSRH, Inc. (“PSRH”).

     There can be no assurance as to the outcome of any of the discussions referred to in this Schedule 13D.
     The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including the Company’s financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board, price levels of the securities of the Company, other investment opportunities available to the Reporting Persons, the availability and cost of debt financing, the availability of potential business combination and other strategic transactions, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Company as they deem appropriate, including acquiring or disposing of securities of the Company, including the Subject Shares and Warrants, entering into financial instruments or other agreements which increase or decrease the Reporting Persons’ economic exposure with respect to their investments in the Company, engaging in any hedging or similar transactions with respect to such holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a), (b) Based upon the Company’s 6/30/11 10-Q, 938,286,095 Common Shares were outstanding as of August 3, 2011. Based on the foregoing, the Subject Shares represented approximately 7.7% of the Common Shares issued and outstanding as of such date.
     Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, L.P. and Pershing Square II, L.P., Pershing Square GP may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Common Shares held for the benefit of Pershing Square, L.P. and Pershing Square II, L.P. By virtue of William A. Ackman’s position as managing member of each of PS Management and Pershing Square GP, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be the beneficial owner of the Subject Shares for purposes of this Schedule 13D.
     (c) The Reporting Persons did not effect any transactions in Common Shares during the past 60 days.
     (d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares covered by this Schedule 13D, except that dividends from, and proceeds from the sale of, the Common Shares held by the accounts managed by Pershing Square may be delivered to such accounts.

     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The Subject Shares and the Warrants are beneficially owned by the Reporting Persons.
     Company Stock Purchase Agreement: On August 2, 2010, the Reporting Persons, on behalf of the Pershing Square Funds, and the Company amended and restated the Stock Purchase Agreement (as so amended, the “Stock Purchase Agreement”), dated as of March 31, 2010 and as subsequently amended on May 3, 2010 and on May 7, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and the Company. The Stock Purchase Agreement was entered into in connection with the reorganization of the Company, and provided for, among other things, the purchase of securities in the Company by the Pershing Square Funds. The Stock Purchase Agreement also includes certain continuing reporting obligations for the Pershing Square Funds. The Stock Purchase Agreement, as amended and restated, is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
     The Warrants: Pursuant to the terms of the Warrants, at the time warrants were issued, the Reporting Persons had a right to purchase up to 16.4 million Common Shares for an initial exercise price of $10.50 per share. The exercise prices of the Warrants are subject to adjustment as provided in the Warrant Agreement (as hereinafter defined). Currently, pursuant to the terms of the Warrants, the Reporting Persons have a right to purchase up to 17.1 million Common Shares for an exercise price of $10.10 per share. Each Warrant has a term of seven years from the date of issuance and is exercisable only upon 90 days prior notice. The terms and conditions of the Warrants are contained in a Warrant Agreement between the Company and Mellon Investor Services LLC, as Warrant Agent, dated as of November 9, 2010, which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.
     Swap: On October 29, 2010, the Reporting Persons entered into a Swap for the benefit of PSRH. The Swap constitutes economic exposure to 7,569,727 notional outstanding Common Shares in the aggregate and has a reference price of $12.93 per Common Share. The Swap expires on August 29, 2012. Under the terms of the Swap, (1) PSRH will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the Swap as of the applicable expiration date, plus interest at the applicable rate, and (2) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the applicable Pershing Square Swap as of the expiration date of the Swap. Any dividends notionally paid on such notional Common Shares will be paid to PSRH during the term of the Swap. All balances due under the Swap will be cash settled. The Pershing Square Funds’ third party counterparties for the Swap include entities related to UBS AG. The Swap does not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Company and does not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Company. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in the Swap contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
     Other: In addition to the agreements referenced above, the Reporting Persons from time to time may enter into and dispose of additional cash-settled total return swaps or other similar derivative transactions with one or more counterparties that are based upon the value of Common Shares, which transactions could be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Common Shares, relative value of the Common Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Common Shares may be included or a combination of any of the foregoing.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement, dated as of October 24, 2011 among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman.

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and the Company (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons on August 4, 2010).

Exhibit 99.3	Warrant Agreement, dated as of November 9, 2010, between the Company and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on November 12, 2010).

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2011	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

/s/ William A. Ackman

William A. Ackman

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement, dated as of October 24, among Pershing Square Capital Management, L.P., PS Management GP, LLC, Pershing Square GP, LLC and William A. Ackman

Exhibit 99.2	Amended and Restated Stock Purchase Agreement, effective as of March 31, 2010, between Pershing Square, on behalf of the Pershing Square Funds, and the Company (incorporated by reference to Exhibit 99.1 to the Schedule 13D/A filed by the Reporting Persons on August 4, 2010).

Exhibit 99.3	Warrant Agreement, dated as of November 9, 2010, between the Company and Mellon Investor Services LLC, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on November 12, 2010).